Exhibit 99.1
company statement

20 March 2006	For media enquiries please contact James Rickards on Tel: 61 2 8274 5304 or Mob: 0419 731 371. For analyst enquiries please contact Peter Baker on Tel: 61 2 8274 5318 or Mob: 0417 443 482.
JAMES HARDIE EXPECTS
AMENDED TAXATION ASSESSMENT
James Hardie today announced that it had received verbal advice that the Australian Taxation Office (ATO) will soon issue an amended assessment to one of James Hardie’s subsidiaries in respect of the calculation of net capital gains arising as a result of a corporate restructure during the 1999 financial year.
It is understood that the amended assessment is expected to comprise primary tax of approximately A$178 million, penalties of approximately A$44.5 million (being 25% of primary tax) and as yet unspecified general interest charges.
James Hardie’s Chief Financial Officer, Russell Chenu, said, “James Hardie will dispute the assessment and will vigorously defend its position. Following legal and tax advice both at the time of the transaction and during ATO enquiries, the Company believes its tax position will ultimately prevail.
“We understand that the ATO has accepted James Hardie’s submission that it has a ‘reasonably arguable position’. Under the law, this means that the additional penalty of 50% of the tax that otherwise applies automatically in Part IVA cases, will be reduced to 25%.
“We have been advised that, for the ATO to conclude that the Company has a ‘reasonably arguable position’, the ATO must have concluded that having regard to relevant case law and other authorities it is about as likely as not that the Company’s position is correct.”
Mr Chenu said James Hardie expects to have adequate available cash and existing unutilised debt facilities to meet the payment obligations under the amended assessment, as well as the initial funding payment to the proposed asbestos compensation fund.
The accounting treatment of the amended assessment expected to be received from the ATO will be the subject of review during the preparation of the Company’s financial statements for the year ending 31 March 2006.
James Hardie’s tax contingencies are disclosed in the Company’s annual Form 20-F, annual report and quarterly results statements. The potential for such an assessment was disclosed in the Company’s 3rd quarter results statements released on 27 February 2006.
A further announcement will be made by James Hardie upon receipt of the amended assessment from the ATO.
END
Contact details follow

Media Enquiries:
James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218
Analyst Enquiries:
Peter Baker
Executive Vice President, Australia
Telephone: 61 2 8274 5318
Mobile: 0417 443 482
Email: peter.baker@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Statement contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 7 July 2005 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Australian subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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